November 18, 2021

Attorney Stacey Gorman

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Re: Fernhill Corp

Amendment No. 2 to Offering Statement on Form 1-A Filed October 27, 2021

File No. 024-11630

Dear Ms. Gorman:

In response to your letter dated November 10, 2021, the following information is hereby submitted on behalf of Fernhill Corp. (the "Company").  For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Amendment No. 2 to Offering Statement on Form 1-A

Description of Business, Page 22

1.We note your response to comment 2 and reissue.  Please provide all of the disclosures required by Item 7 of Form 1-A regarding your business, including your subsidiaries, and the business of the entity that you seek to acquire.  We note your disclosure on page 23 related to the non-binding letter of intent from August 25, which you later state is expected to close on or before November 15.  Please update to reflect the current status. To the extent the agreement is now a binding, please identify the company, disclose whether it has generated revenues, and the terms of the agreement or letter of intent. Additionally, please file the letter as an exhibit.

Response: On November 15, 2021, we executed a definitive agreement and closed the acquisition of Qandlestick LLC, a New Jersey limited liability company, and its related subsidiaries (referred to collectively as "MainBloq").  We have revised the Offering Statement accordingly and submit an amended Offering Statement for your review.  On Page 22, we disclose the terms of the acquisition.  On Page 23, we provide a description of the current business of MainBloq, and we disclose that MainBloq began generating revenues in 2021. On Page 24, we outline our business plan for the continued development of MainBloq over the next 18 months. We have also attached a copy of the agreement as Exhibit 7.2.  We believe that we have disclosed all of the factors that are material to an understanding of the Company's business, as required by Item 7 of Form 1-A.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

FERNHILL CORP.

/s/Marc Lasky

Marc Lasky

CEO